Johnson Matthey

November 1, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUE[redacted]
7004 2890 0002 4356 3847
Securities and Exchange Comm
450 Fifth Street, N. W.
Washington, D. C. 20546

Robert M. Talley
President-Corporate, General Counsel
and Secretary
Office of the President

Re: <u>Johnson Matthey PLC - File No. 82-2272</u>

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Regulatory Announcement**	**01 Oct 2007**
2.	**Notification of Transactions of Directors/Persons**	**02 Oct 2007**
3.	**Press Release**	**11 Oct 2007**
4.	**Notification of Major Interests in Shares**	**16 Oct 2007**
5.	**Notification of Major Interests in Shares**	**17 Oct 2007**
6.	**Notification of Transactions of Directors/Persons**	**19 Oct 2007**
7.	**Notification of Major Interests in Shares**	**25 Oct 2007**
8.	**Notification of Major Interests in Shares**	**29 Oct 2007**
9.	**Regulatory Announcement**	**01 Nov 2007**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/lls
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

JOHNSON MATTHEY INC.
NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey PLC advises that, as at 30 September 2007, it had an issued share capital of 220,673,613 ordinary shares of £1 each and held 5,997,877 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 214,675,736.

The above figure 214,675,736 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the Disclosure and Transparency Rules.

S Farrant
Company Secretary
1 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   N A P Carson (iii)
   J N Sheldrick (iii)

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   J N Sheldrick

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Share Nominees Limited

8. State the nature of the transaction:

   Quarterly automatic reinvestment - PEP

9. Number of shares, debentures or financial instruments relating to shares acquired:

   N A P Carson 2
   J N Sheldrick 26

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.7454

14. Date and place of transaction:

1 October 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,567
J N Sheldrick	97,061

16. Date issuer informed of transaction:

2 October 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

2 October 2007

For immediate release on Thursday 11th October 2007

APPOINTMENT OF JOINT BROKER

Johnson Matthey Plc is pleased to announce the appointment of Merrill Lynch International as joint corporate broker to work alongside Credit Suisse.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   (1) An acquisition of voting rights
   (2) A disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.):

   Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   (1) 1 October 2007
   (2) 12 October 2007

6. Date on which issuer notified:

   (1) 4 October 2007
   (2) 15 October 2007

7. Threshold(s) that is/are crossed or reached:

   (1) From 3% to 4% (L&G)
   (2) From 4% to 3% (L&G)

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   (1) Situation previous to the triggering transaction:

      Number of shares: 7,533,784

      Number of voting rights: 7,533,784

      Resulting situation after the triggering transaction:

      Number of shares (direct): 8,600,608

      Number of voting rights (direct): 8,600,608

      Number of voting rights (indirect): N/A

% of voting rights (direct): 4.00%

% of voting rights (indirect): N/A

Total voting rights: 8,600,608 (4.00%)

(2) Situation previous to the triggering transaction:

Number of shares: 8,600,608

Number of voting rights: 8,600,608

Resulting situation after the triggering transaction:

Number of shares (direct): 8,578,908

Number of voting rights (direct): 8,578,908

Number of voting rights (indirect): N/A

% of voting rights (direct): 3.99%

% of voting rights (indirect): N/A

Total voting rights: 8,578,908 (3.99%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

(1)

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,600,608 – 4.00% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,401,001 – 3.44%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,401,001 – 3.44% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

(2)

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,578,908 – 3.99% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,394,901 – 3.44% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,394,901 – 3.44% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information

(1) Notification using the total voting rights figure of 214,675,736

Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.

(2) Notification using the total voting rights figure of 214,675,736

14. Contact Name: Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:
020 7269 8461

16 October 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.):

   Nominees (Jersey) Ltd
   Perry Nominees Ltd
   Boltro Nominees Ltd
   Ward Nominees Ltd
   Lloyds Bank (PEP) Nominees Ltd
   State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   16 October 2007

6. Date on which issuer notified:

   17 October 2007

7. Threshold(s) that is/are crossed or reached:

   Fallen below 6%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 13,200,253

   Number of voting rights: 13,200,253

   Resulting situation after the triggering transaction:

   Number of shares: 12,247,244

   Number of voting rights (direct): 0

Number of voting rights (indirect): 12,247,244

% of voting rights (direct): 0

% of voting rights (indirect): 5.705%

Total voting rights: 12,247,244 shares (5.705%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   1,300 shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   67,083 shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   22,854 shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   24,850 shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   53,699 shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   12,077,458 shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   PROXY VOTING:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

17 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
J N Sheldrick	(iii)
S Farrant	(i)
W F Sandford	(i)
I F Stephenson	(i)
N Whitley	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	21
P N Hawker	21
D W Morgan	21
L C Pentz	21
J N Sheldrick	21
S Farrant	21
W F Sandford	21
I F Stephenson	21
N Whitley	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£17.4875

14. Date and place of transaction:

17 October 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,588
P N Hawker	15,516
D W Morgan	40,738
L C Pentz	18,774
J N Sheldrick	97,082

16. Date issuer informed of transaction:

18 October 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
19 October 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   22 October 2007

6. Date on which issuer notified:

   24 October 2007

7. Threshold(s) that is/are crossed or reached:

   Gone above 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,777,994

   Number of voting rights: 10,777,994

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 10,801,292

   % of voting rights (direct): N/A

   % of voting rights (indirect): 5.03%

   Total voting rights: 10,801,292 shares (5.03%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 10,801,292 (5.03%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

   Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

   020 7269 8461

   25 October 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.):

   Legal & General Assurance (Pension Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   17 October 2007

6. Date on which issuer notified:

   26 October 2007

7. Threshold(s) that is/are crossed or reached:

   From 3% - 4% (L&G)

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 8,578,908

   Number of voting rights: 8,578,908

   Resulting situation after the triggering transaction:

   Number of shares (direct): 8,879,144

   Number of voting rights (direct): 8,879,144

   Number of voting rights (indirect): N/A

   % of voting rights (direct): 4.13%

   % of voting rights (indirect): N/A

Total voting rights: 8,879,144 shares (4.13%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,879,144 - 4.13% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,695,137 - 3.58 % = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,695,137 - 3.58 % = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

Notification using the total voting rights figure of 214,675,736

Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 7269 8461

29 October 2007

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Total Voting Rights
Released	09:45 01-Nov-07
Number	PRNUK-0111

Johnson Matthey

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey PLC advises that, as at 31 October 2007, it had an issued share capital of 220,673,613 ordinary shares of £1 each and held 5,997,877 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 214,675,736.

The above figure 214,675,736 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the Disclosure and Transparency Rules.

S Farrant
Company Secretary
1 November 2007

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